Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Increases Ownership Stake in Cigar Lake Mine

Saskatoon, Saskatchewan, Canada, May 10, 2022    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) and Orano Canada Inc. (Orano) have reached agreement with Idemitsu Canada Resources Ltd. (Idemitsu) to acquire Idemitsu’s 7.875% participating interest in the Cigar Lake Joint Venture. Upon closing, Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan will increase by 4.522 percentage points to 54.547%, while Orano’s share will rise by 3.353 percentage points to 40.453%. TEPCO Resources Inc. retains the remaining 5% interest in the property.

“As the world’s largest high-grade uranium mine, Cigar Lake is quite simply one of the best and most prolific uranium producing assets on the planet,” said Cameco president and CEO Tim Gitzel. “Cameco is very pleased to increase our ownership stake in this outstanding tier-one operation. As the operator of Cigar Lake since 2002, it’s an asset we know incredibly well. It’s a proven, permitted and fully licenced mine in a safe and stable jurisdiction that operates with the tremendous participation and support of our neighbouring Indigenous partner communities.”

Cameco’s purchase cost to acquire its respective share of Idemitsu’s interest in Cigar Lake is approximately $107 million CDN, subject to customary closing adjustments. The acquisition is subject to certain regulatory approvals and other standard closing conditions. The transaction is expected to close in the second quarter of 2022.

The 2022 production outlook for the Cigar Lake mine is 15 million pounds of uranium concentrate (U3O8) on a 100% basis, which would make it the largest uranium producing operation in the world this year. The Cigar Lake reserve and resource base includes proven and probable reserves estimated at 152.4 million pounds of U3O8, measured and indicated resources of approximately 103.7 million pounds, and inferred resources of 22.9 million pounds. Cameco’s increased share in the operation will therefore provide the company with access to an additional 6.9 million pounds of proven and probable reserves, 4.7 million pounds of measured and indicated resources, and 1 million pounds of inferred resources.

Our present plan is to reduce annual production at Cigar Lake to 13.5 million pounds of U3O8 (100% basis), 25% below licenced capacity, starting in 2024. Extending the mine life at Cigar Lake by aligning production with market opportunities and our contract portfolio is consistent with Cameco’s tier-one strategy, and is expected to allow more time to evaluate the feasibility of extending the mine life beyond its current reserve base while continuing to supply ore to Orano’s McClean Lake mill. This will remain our production plan until we see further improvement in the uranium market and contracting progress, demonstrating Cameco’s ongoing commitment to be a responsible supplier of uranium fuel.

Cigar Lake Proven and Probable Mineral Reserves

As of December 31, 2021 (100% basis; tonnes in thousands; pounds in millions)

Proven			Probable
Tonnes	Grade (% U3O8)	Content (lbs. U3O8)	Tonnes	Grade (% U3O8)	Content (lbs. U3O8)
271	15.90	95.0	177.5	14.67	57.4

Cigar Lake Measured, Indicated and Inferred Resources

As of December 31, 2021 (100% basis; tonnes in thousands; pounds in millions)

Measured			Indicated			Inferred
Tonnes	Grade (% U3O8)	Content (lbs. U3O8)	Tonnes	Grade (% U3O8)	Content (lbs. U3O8)	Tonnes	Grade (% U3O8)	Content (lbs. U3O8)
26.8	7.55	4.5	313.3	14.37	99.3	186.4	5.58	22.9

Note: Totals may not add up due to rounding

Please see pages 79 and 80 of Cameco’s March 22, 2022 annual information form for the key assumptions, parameters and methods used to estimate the Cigar Lake mineral reserves and resources.

Qualified Person

The technical and scientific information discussed in this document for Cigar Lake was approved by the following individual who is a qualified person for the purposes of NI 43-101: Lloyd Rowson, general manager, Cigar Lake, Cameco.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our views regarding Cigar Lake as a uranium producing asset; our expectations regarding closing adjustments to Cameco’s purchase price; whether regulatory approvals will be granted and closing conditions will be met within the expected timeframes; our expectations as to the closing date; the 2022 production outlook for the Cigar Lake mine; the present estimate of proven and probable reserves and measured, indicated and inferred resources remaining at Cigar Lake; our plan to reduce annual production at Cigar Lake to 13.5 million pounds of U3O8 starting in 2024; and the possibility of extending the mine life at Cigar Lake.

Material risks that could lead to different results include: failure to obtain regulatory approvals or meet closing conditions within the expected timeframes; unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that we may not continue with our supply discipline strategy; the risk that we may not be able to implement changes to future operating and production levels for Cigar Lake to the planned levels within the expected timeframes, or that the costs involved in doing so, or the costs associated with care and maintenance activities, exceed our expectations; the risks to our business associated with the ongoing COVID-19 pandemic, related global supply chain disruptions, global economic uncertainty and volatility; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk of disruption to operations at Cigar Lake or the McClean Lake mill for technical, regulatory or labour reasons; and the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: timeframes to obtain regulatory approvals and meet closing conditions; uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies, including planned operating and production changes; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant unanticipated adverse consequences to our business from the ongoing COVID-19 pandemic, supply disruptions, or economic or political uncertainty and volatility; and that there will not be any disruption to operations at Cigar Lake or the McClean Lake mill for technical, regulatory or labour reasons.

Please also review the discussion in our 2021 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com